Exhibit (d)(7)

EXHIBIT I

to the

Investment Advisory Contract

Marshall Mid-Cap Stock Fund

For all services rendered by Adviser hereunder, the above-named Portfolio of the Fund shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to .75 of 1% of the average daily net assets of the Portfolio.

The portion of the fee based upon the average daily net assets of the Portfolio shall be accrued daily at the rate of 1/365th of .75 of 1% applied to the daily net assets of the Portfolio.

The advisory fee so accrued shall be paid to Adviser daily.

Witness the due execution hereof this 26th day of April, 1993.

Attest:	M&I Investment Management Corp.

/s/ Michael A. Hatfield	By:	/s/ William J. Gumerman
Secretary		Vice President
Michael A. Hatfield		William J. Gumerman

Attest:	Marshall Funds, Inc.

/s/ Victor R. Siclari	By:	/s/ Joseph S. Machi
Assistant Secretary		Vice President